EXHIBIT 99.1

North American Construction Group Ltd. Announces the Award of a Second Significant Term Contract for Earthworks in the Oilsands

ACHESON, Alberta, June 20, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO) (NYSE:NOA) today announced the successful negotiation of a second term contract related to the recently notified extension to a key Master Services Agreement, with a major oil sands customer. The work-scope involves mine reclamation services and has duration of three years, commencing with this winter season. The value of this incremental backlog is expected to be around $160 million.

Martin Ferron, Chairman and CEO, stated: “It appears to becoming a trend that customers are willing to consider term contracts to lock in heavy equipment availability in a tightening marketplace. This much improves our work visibility and provides us with a more positive operating environment in which to make capital allocation decisions.”

About the Company

North American Construction Group Ltd. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
Director; Investor Relations
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca